07020670

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

17th January, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th January 2007, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 17th January 2007, confirming that:

- the Credit Suisse companies have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, held 53,885,896 shares, being 6.74% of the shares in issue; and,
- Wellington Management Company, LLP has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 16th January 2007, held 32,897,846 shares, being 4.11% of the shares in issue; and,

(b) an announcement dated 17th January 2007, confirming that:

- Lehman Brothers International (Europe) has notified the Company that it has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, held 60,713,857 shares being 7.59% of the shares in issue; and,
- as at 15th January 2007, UBS AG no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED

FEB 01 2007

THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 07/13

Regulatory News Service

17th January, 2007.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

- Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax after the close of business on 16th January 2007, that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, held 53,885,896 shares, being 6.74% of the shares in issue; and,

- Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax after the close of business on 16th January 2007, that it has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 16th January 2007, had an interest in 32,897,846 shares, being 4.11% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/14

Regulatory News Service

17th January, 2007.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed:

- by Lehman Brothers, in a letter dated and received by fax after the close of business on 16th January 2007, that Lehman Brothers International (Europe) has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2007, held 60,713,857 shares, being 7.59% of the shares in issue; and,

- in a letter dated and received by fax after the close of business on 16th January 2007, that, as at 15th January 2007, UBS AG, acting through its business group and legal entities, has ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231